

Jim Schleckser · 2nd

I Grow CEO Personal and Business Performance through Powerful Peer Advisory Groups : Best-Selling Author & Speaker

Talks about #ceo and #business

Washington DC-Baltimore Area · Contact info

Inc. CEO Project

University of Maryland Global Campus

7,633 followers · 500+ connections

3 mutual connections: Eric Termuende, Erik Bullen, and 1 other

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Deciding on a CEO Peer Group?
YouTube
Deciding on a CEO Peer Group? Jim Schleckser from the Inc CEO Project discusses some factors to consider in your decision. #CEO

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Personal Development for a CEO
YouTube
When you get the CEO spot - you aren't done developing! Jim Schleckser discusses a few approaches to CEO development #CEO

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7,633 followers

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Jim Schleckser posted this • 1d

You can transformed your business as a result of ending a bad business relationship. It can open up all kinds of new possibilities, because you aren't spending time on an impossible relationship. https://bit.ly/3E5AQZo ...show more

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Jim Schleckser posted this • 2d

Wherever you are, all relationships are voluntary. This includes business relationships. https://bit.ly/3E5AQZo

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Jim Schleckser posted this • 2d

When you're in a business relationship and you continue to be there, even though the business relationship is impossible, you've now given the consent of the victim. You are being victimized and you are agreeing to be a victim by being there. So what do you ...show more

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Jim Schleckser posted this • 3d

If you're in a negative work relationship, an impossible boss, horrible coworkers, an impossible situation, you can't possibly win. You may want to consider ending that business relationship. https://bit.ly/3E5AQZo ...show more

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About

It's not easy to find other high-performing CEOs to vet your critical business decisions. We track them down for you, curate compatible groups, and implement a proven framework for success. Inc. CEO Project is a business advisory group where accomplished CEOs tackle the most challenging issues, resolve constraints, drive growth, and improve outcomes. ...see more

Experience

Inc. CEO Project
17 yrs 3 mos

Chief Executive Officer
Feb 2005 - Present · 17 yrs 3 mos
Potomac, MD

CEO of the Inc. CEO Project, a firm that builds advanced advisory groups for CEO that are ready to graduate from their CEO peer group to a structured methodology. ...see more

CEO Advisory Board Member

Part-time
Apr 2005 - Present · 17 yrs 1 mo
Potomac, Maryland, United States

Inc. CEO Project is a business advisory group for high-performing, experie ...see more

Chief Executive Officer and Board Member
Envel
Nov 2021 - Present · 6 mos
Boston, Massachusetts, United States

Envel is on a mission to reinvent the banking experience around customers' needs and deliver personal money management to the every day US consumer ...see more

Inc.com Columnist
Inc. Magazine
Aug 2014 - Present · 7 yrs 9 mos

Inc. Magazine provides advice, tools, and services that help your small business grow.

Board Member
Transparent BPO
Mar 2019 - Present · 3 yrs 2 mos
United States & Belize

Transparent BPO, designs custom, brand-boosting contact center outsourcing solutions to fit retail business needs

Board Member
J.W. Logistics, LLC
Feb 2020 - Present · 2 yrs 3 mos
Frisco, Texas

JW Logistics is an non-asset based logistics provider serving the retail and direct to consumer space

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Education

University of Maryland Global Campus
Doctor of Business (DBA), Management
Jan 2020
Activities and societies: Phi Kappa Phi Honor Society

Doctoral Student

London Business School
Post-Graduate Studies, International Business
2000 - 2000

University of Connecticut
MBA, Marketing & Finance
1985 - 1988
Activities and societies: Beta Gamma Sigma Honor Society

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Volunteering

Advisory Board & Chair Emeritus
NACD (National Association of Corporate Directors)
Jul 2017 - Present · 4 yrs 10 mos

NACD - Capital Area, one of the premier chapters within the NACD system. NACD advances exemplary board leadership - for directors, by directors.

Board Member - San Pedro
YWAM
Dec 2014 - Present · 7 yrs 5 mos
Social Services

YWAM is a missionary organization in San Pedro, Dominican Republic that trains, facilitates and empowers teams and individuals to bring justice and mercy, to see transformational change t ...see more

Cubmaster, Scout Master and Eagle Advisor
Boy Scouts of America
Jan 2004 - Present · 18 yrs 4 mos
Children

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Licenses & certifications

Silver Beaver
Boy Scouts of America
Issued Sep 2021 · No Expiration Date

Certfied Sommelier
Court of Master Sommeliers, Americas
Issued Dec 2018 · No Expiration Date

WSET Level 3 Award in Wine and Spirits
WSET — Wine & Spirit Education Trust
Issued Nov 2018 · No Expiration Date

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Skills

Strategy · 99+

Endorsed by Marc Sharpe and 11 others who are highly skilled at this

Endorsed by 3 colleagues at Inc. CEO Project

Leadership · 90

Endorsed by Jim Campbell and 5 others who are highly skilled at this

Endorsed by 2 colleagues at Inc. CEO Project

Entrepreneurship · 85

Endorsed by Tien Wong and 5 others who are highly skilled at this

Endorsed by 2 colleagues at Inc. Magazine

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Recommendations

Received Given

Leigh Standish · 3rd
Owner, Standish Associates
February 19, 2009, Jim was Leigh's client

Jim is a brilliant entrepreneur with deep insight into big picture issues. He navigates his way through new territory with command of circumstances and resources. I would highly recommend him in the most senior roles.

Thomas Holliday, PMP · 3rd
Business & Education Leader / Senior Analyst / Human Psychology / Citizen Journalist
September 4, 2007, Jim was senior to Thomas but didn't manage Thomas directly

Jim and I worked together at Spirent Communications in Rockville, MD. As a mentor and a friend, I am honored to know Jim, and to have worked for him. He is a strong, knowledgeable business professional with a true passion for what he does. I would highly recommend Jim for any engagement that requires strategic vision, tenured business acumen, and someone with a true will to succeed in the glc ...see more

Publications

Professional Drinking: A Spirited Guide to Wine, Cocktails and Confident Business Entertaining
Potomac River Imprints · Sep 16, 2020

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Have you ever been reduced to a quivering mass of jelly when handed a wine list? Wondered why a sommelier was hovering near your table? Felt out of your element at a nice restaurant with clients, colleagues, or ...see more

Great CEOs Are Lazy
Inc. Original Imprints · Apr 11, 2016

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The truth is that great CEOs know a secret when it comes to time management. Rather than spending a little time on a lot of things, the best CEOs spend most of their time eliminating the single biggest constraint to t ...see more

Courses

Singularity University - Executive Education

Associated with Inc. CEO Project

Languages

Spanish
Limited working proficiency

Interests

Influencers Companies Groups Schools

Bill Gates · 3rd
Co-chair, Bill & Melinda Gates Foundation
35,552,541 followers

Seth Kaufman · 2nd
President & CEO, North America at Moët Hennessy
13,930 followers

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